SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                          Grow Biz International, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   399817 10 5

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                                 (CUSIP Number)

                                Sheldon T. Fleck
                          5720 Smetana Drive, Suite 300
                           Minnetonka, Minnesota 55343
                                 (952) 939-3945
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 22, 2000

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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No. 399817 10 5                           Page 2 of 4 Pages
--------------------------------                --------------------------------

----- --------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Sheldon T. Fleck
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      Not Applicable
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
------- --------- --------------------------------------------------------------
NUMBER OF     7   SOLE VOTING POWER
SHARES            480,800
BENEFICIALLY
OWNED BY -------- --------------------------------------------------------------
EACH          8   SHARED VOTING POWER
REPORTING         0
PERSON
WITH     -------- --------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                  680,800

         -------- --------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER
                  0
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      680,800
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              [ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.2%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
----- --------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This filing relates to Common Stock of Grow Biz International, Inc. (the "Issuer"), 4200 Dahlberg Drive, Minneapolis, Minnesota 55422-4837.

Item 2.  Identity and Background.

         (a)      No change.
         (b)      No change.
         (c)      No change.
         (d)      No change.
         (e)      No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.  Purpose of Transaction.

         Mr. Fleck earned a Warrant to purchase Common Stock of the Issuer as a result of providing financial advisory services to the Issuer's Board of Directors.

         In connection with a prior investment, Mr. Fleck has entered into a letter agreement dated July 3, 1999, with the Issuer regarding certain limitations on increasing his holdings in the Issuer or on effecting business combinations with the Issuer.

         The shares of Common Stock purchased by Mr. Fleck have been acquired for investment purposes. Subject to the limitations imposed by the agreement referred to above, Mr. Fleck may make additional purchases of Common Stock either in the open market or in private transactions depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Fleck may decide in the future to sell all or part of his investments in the Issuer's Common Stock.

         Although the purchases of Common Stock to date have been made for investment, at some future time Mr. Fleck might decide that it is desirable to seek to acquire the Issuer or to seek to control or further influence the management and policies of the Issuer. At the present time Mr. Fleck has made no definite decision to seek to acquire the Issuer. Mr. Fleck anticipates that he may express concern from time to time and may take appropriate action regarding any management or other proposed transactions that may be inconsistent with his goals as an investor in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         Mr. Fleck beneficially owns 680,800 shares of the Issuer's Common Stock, representing 12.2% of the shares of Common Stock which would be outstanding assuming exercise of a Warrant held by him, consisting of 480,800 shares and a currently exercisable Warrant to purchase 200,000 shares.

         Mr. Fleck has sole voting and investment power over the 480,800 shares owned by him which are currently outstanding and sole investment power over the 200,000 shares which he has the right to acquire.

         On March 22, 2000, Mr. Fleck received from the Issuer, as consideration for providing financial advisory services to the Issuer's Board of Directors, an eight-year Warrant to purchase 200,000 shares of Common Stock of the Issuer at an exercise price of $6.00 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4.

Item 7.  Material to be Filed as Exhibits.

         None.


                                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            March 31, 2000


                                          By: /s/ Sheldon T. Fleck
                                             Sheldon T. Fleck